WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

January 20, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Appointment of David Michels as Non-executive Director	January 13, 2006
2.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	January 18, 2006
3.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	January 19, 2006
4.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	January 19, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: *George Rudy*
George Rudy
Authorized Representative

Enclosures

Issued: 13 January 2006

The following information is given subsequent to the announcement made on 10 January 2006 that David Michels is to be appointed a non-executive director of Marks and Spencer Group plc on 1 March 2006.

In accordance with paragraph 9.6.13 (1) of the Listing Rules, David Michels has advised that he is currently a director of Hilton Group plc and The British Land Company plc. In addition, he has been a director of Arcadia Group plc (de-listed September 2002) within the last five years.

In accordance with paragraph 9.6.13 (2) - (6) of the Listing Rules, he has advised that he has no details to disclose.

For further information, please contact:

Andrew Green 020 8718 9984
Corporate Governance

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (i)
3. Name of *person discharging managerial responsibilities/director* SIMON RATCLIFFE	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* YES, DEBORAH RATCLIFFE
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN REPECT OF PERSONS REFERRED TO IN 3 AND 4 ABOVE.	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them PESHING KEEN NOMINEES ON BEHALF OF SIMON RATCLIFFE (28,327 SHARES) AND DEBORAH RATCLIFFE (4,249 SHARES)	**8.** State the nature of the transaction EXERCISE OF EXECUTIVE SHARE OPTIONS OVER 32,576 SHARES AND SUBSEQUENT SALE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired N/A	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed 32,576 SHARES	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
13. Price per *share* or value of transaction £4. 905 PER SHARE	**14.** Date and place of transaction 12 JANUARY 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) ZERO	**16.** Date issuer informed of transaction 18 JANUARY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification
23. Any additional information N/A	**24.** Name of contact and telephone number for queries HELEN BARKER 02087 189984

Name and signature of duly authorised officer of *issuer* responsible for making notification

HELEN BARKER

Date of notification 18 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (i)
3. Name of *person discharging managerial responsibilities/director* GRAHAM OAKLEY	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them GRAHAM OAKLEY	**8.** State the nature of the transaction EXERCISE OF SAYE SHARE OPTIONS OVER 10,817 SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 10,817 SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
13. Price per *share* or value of transaction 156P (OPTION PRICE)	**14.** Date and place of transaction 19 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 66,686 SHARES	**16.** Date issuer informed of transaction 19 JANUARY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification
23. Any additional information N/A	**24.** Name of contact and telephone number for queries HELEN BARKER 02087 189984

Name and signature of duly authorised officer of *issuer* responsible for making notification

HELN BARKER

Date of notification 20 JANUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(5) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(6) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(7) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(8) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (i)
3. Name of *person discharging managerial responsibilities/director* RICHARD WOLFF	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED	**8.** State the nature of the transaction EXERCISE OF SAYE SHARE OPTIONS OVER 10,817 SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 10,817 SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
13. Price per *share* or value of transaction 156P (OPTION PRICE)	**14.** Date and place of transaction 19 JANUARY 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 51,109 SHARES	**16.** Date issuer informed of transaction 19 JANUARY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification

23. Any additional information N/A	**24.** Name of contact and telephone number for queries HELEN BARKER 02087 189984

Name and signature of duly authorised officer of *issuer* responsible for making notification

HELEN BARKER

Date of notification 20 JANUARY 2006